Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
			(U.S. dollars in millions, except ratios)
Earnings
Pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments	$867	$2,351	$3,638	$1,250	$1,819	$2,956
Fixed charges, as below	65	283	336	340	388	257
Interest capitalized, less amortization of capitalized interest	—	(2)	(3)	(3)	(7)	(5)

Total	$932	$2,632	$3,971	$1,587	$2,200	$3,208

Fixed Charges
Interest costs (expensed and capitalized) and amortization of issuance costs relating to long-term debentures	$53	$242	$285	$301	$344	$219
Rentals – one-third of rental expenses	12	41	51	39	44	38

Total	$65	$283	$336	$340	$388	$257

Ratio of Earnings to Fixed Charges	14.4	9.3	11.8	4.7	5.7	12.5